                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

           TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                      FOR THE QUARTER ENDED MARCH 31, 2003

                        COMMISSION FILE NUMBER 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F   X                          Form 40-F
                      -----                                  -----

  Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                   Yes                            No   X
                       -----                         -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ST ASSEMBLY TEST SERVICES LTD
                              BY:


                                       /s/ Tan Lay Koon
                              --------------------------------------------
                              Name : Tan Lay Koon
                              Title: President and Chief Executive Officer
                              Date : April 30, 2003

EARNINGS RELEASE


                    STATS REPORTS FIRST QUARTER 2003 RESULTS

       NET REVENUES UP 92% FROM YEAR-AGO QUARTER AND 5% FROM PRIOR QUARTER
                   CONTINUING IMPROVEMENT IN OPERATING MARGINS

-    NET REVENUES OF $75.5 MILLION
-    LOSS PER ADS OF $0.10

SINGAPORE AND MILPITAS, CALIFORNIA, APRIL 30, 2003 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today reported first quarter net revenues of $75.5 million, an increase of 92% over the same quarter a year ago and an increase of 5% over the prior quarter.

Net loss for the first quarter 2003 was $9.6 million compared to a net loss of $26.6 million in the same quarter a year ago, and net loss of $23.6 million in the prior quarter (net loss in the prior quarter would have been $14.0 million if the asset impairment charge of $15.4 million and a tax credit of $5.8 million were excluded).

Loss per American Depository Share (ADS) was $0.10 and loss per ordinary share was $0.01 in the first quarter compared to a loss of $0.27 per ADS and $0.03 per ordinary share in the same quarter a year ago, and a loss per ADS and loss per ordinary share of $0.24 and $0.02, respectively, in the prior quarter.

Tan Lay Koon, President and Chief Executive Officer, commented "The first quarter is seasonally a weak quarter in the semiconductor industry, exacerbated by the shorter work-month and the Lunar New Year holidays in February. Despite that, we again sequentially increased our net revenues in the first quarter, our sixth consecutive quarter of revenue growth. We turned gross profit positive in the fourth quarter 2002, and continued to improve our operating margins with a gross profit of $3.5 million in the first quarter 2003, an increase of 50% over the prior quarter.

Our commitment to advanced packaging development is showing results. Our enhanced capabilities in advanced packaging have complemented our mixed signal test leadership and allowed us to engage in deeper full turnkey assembly and test relationships with existing customers and attract new customers. Assembly revenues totaled $37.1 million for the quarter, an increase of 8% from the prior quarter and up 69% over the same quarter a year ago. Our array packages contributed a record $14.3 million in revenues, or 39% of assembly revenues in this quarter.

Our investments in Winstek Semiconductor Corporation ("Winstek") in Taiwan and FastRamp Test Services, Inc. ("FastRamp") in the US continued to allow us to participate in new market opportunities. Our FastRamp facilities contributed 4% of our net revenues as we continued to grow our business with existing customers, engage new customers and integrate the San Diego operation we acquired last quarter. Winstek contributed 8% of our revenues, and is one of the leading test houses serving foundries and fabless design houses in Taiwan today.

STATS ended the quarter with a strong balance sheet and our cash, cash equivalents and marketable securities balance was $219.8 million as of March 31, 2003."

HIGHLIGHTS OF FINANCIAL PERFORMANCE

- Net revenues for the first quarter were $75.5 million compared to $39.4 million in the same quarter a year ago, and $71.9 million in the prior quarter. Revenues from assembly in this quarter were $37.1 million or 49% of net revenues and test revenues were $38.4 million or 51% of net revenues.
- Gross profit for first quarter 2003 was $3.5 million or a gross margin of 5% compared to gross loss of $13.8 million or negative gross margin of 35% in the same quarter a year ago. Gross margin in this quarter improved from the gross margin of 3% in the prior quarter due principally to better utilization.
- Depreciation expense and the cost of leasing production equipment was $31.0 million in the first quarter 2003 compared to $26.7 million in the same quarter a year ago, and $30.0 million in the prior quarter.
- Operating expenses in the first quarter 2003 were $12.8 million compared to $13.3 million in the same quarter a year ago, and $30.2 million in the prior quarter. Operating expenses in the prior quarter included an asset impairment charge of $15.4 million. Excluding the asset impairment charge, the operating expenses for the prior quarter would have been $14.8 million.
- Selling, general and administrative ("SG&A") expenses for the first quarter of 2003 decreased to $8.7 million or 12% of net revenues compared to $9.0 million or 23% of net revenues in the same quarter a year ago, and $9.6 million or 13% of net revenues in the prior quarter.
- Research and development ("R&D") expenses were $4.5 million in the first quarter or 6% of net revenues compared to $4.2 million or 10.6% of net revenues in the same quarter a year ago, and $5.2 million or 7% of net revenues in the prior quarter.
- Unit shipments for the test business in first quarter 2003 increased by 75% over the same quarter a year ago, and increased 3% sequentially. Unit shipments in our assembly business increased by 62% over the same quarter a year ago, and increased 12% sequentially.
- Average selling prices (ASPs) for the test business decreased by about 3% compared to the prior quarter due principally to product mix requiring shorter test time and engineering efforts to reduce test time for customers. ASPs in the assembly business decreased 4% this quarter from the prior quarter primarily due to product mix changes.
- Capital expenditures, including that of Winstek, were $52.1 million in this quarter principally for new capabilities and equipment. As of March 31 2003, the company had 317 testers, including 66 testers at Winstek, 20 testers at FastRamp and 661 wirebonders.

MIXED SIGNAL EXPERTISE

Mixed signal devices continued to be the largest contributor to our test revenues, comprising 80% of total test revenues in the first quarter 2003. During the quarter, revenues from high-end digital testing decreased to 20% of test revenues.


                     TEST REVENUES BREAKDOWN BY TESTING TYPE
                     ---------------------------------------
                                          THREE MONTHS ENDED
                                          ------------------
                              DECEMBER 31, 2002              MARCH 31, 2003
-----------------------------------------------------------------------------
TYPE OF TESTING              % OF TEST REVENUES            % OF TEST REVENUES
-----------------------------------------------------------------------------
Mixed Signal                        72.7                          79.9
-----------------------------------------------------------------------------
Digital                             27.2                          19.9
-----------------------------------------------------------------------------
Memory                               0.1                           0.2
-----------------------------------------------------------------------------

MARKET DYNAMICS

The United States remained our largest revenue contributor by region, contributing 83% of net revenues. Revenues from Europe declined to 3% of net revenues reflecting the weakness in demand from our European customers.

The communications segment continued to be our largest revenue contributor in this quarter accounting for 56% of net revenues. Net revenues from integrated device manufacturers ("IDMs") and fabless semiconductor companies were about the same at 45% and 46% of net revenues, respectively.


                      REVENUES BREAKDOWN BY MARKET SEGMENT
                      ------------------------------------
                                            THREE MONTHS ENDED
                                            ------------------
                              DECEMBER 31, 2002               MARCH 31, 2003
-----------------------------------------------------------------------------
MARKET SEGMENT                % OF NET REVENUES             % OF NET REVENUES
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Communications                      53.8                          55.8
-----------------------------------------------------------------------------
Computer                            30.8                          33.2
-----------------------------------------------------------------------------
Consumer/Others                     15.4                          11.0
-----------------------------------------------------------------------------


                          REVENUES BREAKDOWN BY REGION
                          ----------------------------
                                           THREE MONTHS ENDED
                                           ------------------
                             DECEMBER 31, 2002               MARCH 31, 2003
-----------------------------------------------------------------------------
REGION                       % OF NET REVENUES              % OF NET REVENUES
-----------------------------------------------------------------------------
United States                      77.6                           83.1
-----------------------------------------------------------------------------
Europe                              9.0                            3.3
-----------------------------------------------------------------------------
Asia                               13.4                           13.6
-----------------------------------------------------------------------------


                      REVENUES BREAKDOWN BY CUSTOMER TYPE
                      -----------------------------------
                                            THREE MONTHS ENDED
                                            ------------------
                             DECEMBER 31, 2002                MARCH 31, 2003
-----------------------------------------------------------------------------
CUSTOMER TYPE                % OF NET REVENUES              % OF NET REVENUES
-----------------------------------------------------------------------------
Foundries                           9.8                            9.3
-----------------------------------------------------------------------------
Fabless                            45.7                           45.9
-----------------------------------------------------------------------------
IDMs                               44.5                           44.8
-----------------------------------------------------------------------------

BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"Our performance in the last several quarters has validated our strategy of building on our leadership in mixed-signal testing with targeted investments in new advanced packaging capabilities, selective strategic expansion, and controlled capacity increase.

Despite the very challenging environment, we have managed to deliver sequential revenue growth for six consecutive quarter. We expect our revenue growth momentum to continue into the second quarter. Based on current outlook, we expect revenues in the second quarter of 2003 to be about 5% to 10% higher than the first quarter of 2003," said Tan Lay Koon, President and Chief Executive Officer.

"We expect aggregate utilization to improve in the second quarter to about 67% from the 65% in the first quarter. We expect our capital expenditures for the full year 2003 to be about $150 million," added Pearlyne Wang, acting Chief Financial Officer.

HIGHLIGHTS OF FIRST QUARTER ACHIEVEMENTS

During the quarter, STATS completed qualification of its front-end assembly operations for the packaging of high performance chips from 300mm wafers. The automated front-of-line (FOL) in-line module that STATS has implemented is aimed at eliminating the handling risks associated with 300mm wafers. The in-line module is capable of thinning 300mm wafers down to 100 micron (4 mils) for stacked die and system-in-package applications. Several of STATS' customers are in the process of qualifying its 300mm assembly process.

In March 2003, the company proudly accepted the "Assembly and Test Supplier of the Year" award from Analog Devices, Inc. ("ADI") for the second year in a row. The ADI Supplier Awards were based on an exacting supplier rating program. Among the key performance metrics that determined the recipients were on-time delivery, cycle time, yield and quality in quantitative terms, as well as technology and service.

STATS introduced the Land Grid Array (LGA) in March. The LGA is a laminate substrate-based, fine pitch chip scale package with plastic over molded encapsulation. The LGA's size range of 4mm x 3mm to 9mm x 9mm is a popular choice for wireless and mixed signal applications and adheres to the JEDEC MO-222 standard. With STATS' in-house bumping facilities, customers can choose flip chip interconnect for the LGA package. Custom designed LGAs enable enhanced electrical and thermal performance. The package is available with standard, lead-free and "green" material sets.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)



                                                                                FOR THE THREE MONTHS ENDED MARCH 31,
                                                                                ------------------------------------
                                                                                      2002                 2003
                                                                                    --------             --------
Net revenues                                                                        $ 39,404             $ 75,531
Cost of revenues                                                                     (53,228)             (72,015)
                                                                                    --------             --------
Gross profit (loss)                                                                  (13,824)               3,516
                                                                                    --------             --------
Operating expenses:
  Selling, general and administrative                                                  9,024                8,704
  Research and development                                                             4,158                4,492
  Others, net                                                                            130                 (387)
                                                                                    --------             --------
    Total operating expenses                                                          13,312               12,809
                                                                                    --------             --------
Operating loss                                                                       (27,136)              (9,293)

Other income (expense):
  Interest expense, net                                                                   (9)              (1,666)
   Foreign currency exchange gain (loss)                                                 199                 (236)
  Other non-operating income, net                                                        461                  990
                                                                                    --------             --------
    Total other income (expense)                                                         651                 (912)
                                                                                    --------             --------
Loss before income taxes                                                             (26,485)             (10,205)
Income tax benefit (expense)                                                            (141)               1,111
                                                                                    --------             --------
Net loss before minority interest                                                    (26,626)              (9,094)
Minority interest                                                                         73                 (533)
                                                                                    --------             --------
Net loss                                                                            $(26,553)            $ (9,627)
                                                                                    --------             --------
Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities                                                                 326                  314
   Realized loss on available-for-sale marketable
   securities included in net loss                                                         2                   17
  Foreign currency translation adjustment                                               (391)                   3
                                                                                    --------             --------
Comprehensive loss                                                                  $(26,616)            $ (9,293)
                                                                                    --------             --------
Basic and diluted net loss per ordinary share                                       $  (0.03)            $  (0.01)
Basic and diluted net loss per ADS                                                  $  (0.27)            $  (0.10)

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic and diluted                                                                  990,458              992,246
                                                                                    ========             ========
ADS (in thousands) used in per ADS calculation:
- basic and diluted                                                                   99,046               99,225
                                                                                    ========             ========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2002 AND MARCH 31, 2003
                           IN THOUSANDS OF US DOLLARS


                                                                     DECEMBER 31,             MARCH 31,
                                                                     ------------             ---------
                                                                         2002                    2003
                                                                     ------------             ---------
ASSETS
Current assets:
  Cash and cash equivalents                                            $ 167,661              $ 156,101
  Accounts receivable, net                                                49,461                 57,621
  Amounts due from ST and ST affiliates                                    3,727                  3,484
  Other receivables                                                        8,913                  2,600
  Inventories                                                              9,744                 10,361
  Marketable securities                                                   11,960                  5,535
  Prepaid expenses                                                        10,565                  8,845
  Other current assets                                                     5,066                  5,051
                                                                       ---------              ---------
    Total current assets                                                 267,097                249,598
Property, plant and equipment, net                                       357,456                383,766
Marketable securities                                                     57,883                 58,130
Prepaid expenses                                                           4,351                  2,912
Goodwill                                                                   1,321                  1,321
Other assets                                                              33,860                 36,214
                                                                       ---------              ---------
    Total assets                                                       $ 721,968              $ 731,941
                                                                       =========              =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short term borrowings                                                $   5,174              $   5,031
  Current installments of long-term debt                                  16,414                  9,469
  Current obligations under capital leases                                 6,558                 11,894
  Accounts payable                                                        15,336                  7,323
  Amounts due to ST and ST affiliates                                      1,858                  2,453
  Accrued operating expenses                                              22,578                 28,213
  Other payables                                                          32,065                 52,401
  Income taxes payable                                                     1,263                  1,551
                                                                       ---------              ---------
    Total current liabilities                                            101,246                118,335
Other non-current liabilities                                              4,494                  6,287
Obligations under capital leases, excluding current portion                5,520                  4,224
Long-term debt, excluding current portion                                 13,357                 12,805
Convertible notes                                                        205,013                206,637
                                                                       ---------              ---------
    Total liabilities                                                    329,630                348,288

Minority interests                                                        25,826                 26,359

Shareholders' equity:

Share capital                                                            160,295                160,318
Additional paid-in capital                                               389,679                389,731
Accumulated other comprehensive loss                                      (9,266)                (8,932)
Retained deficit                                                        (174,196)              (183,823)
                                                                       ---------              ---------
    Total shareholders' equity                                           366,512                357,294
                                                                       ---------              ---------
    Total Liabilities and Shareholders' Equity                         $ 721,968              $ 731,941
                                                                       =========              =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                         FOR THE THREE MONTHS ENDED MARCH 31,
                                                                         ------------------------------------
                                                                             2002                   2003
                                                                           ---------              --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                   $ (26,553)             $ (9,627)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
  Depreciation and amortization                                               23,769                28,355
  Amortization of leasing prepayments                                          5,016                 3,553
  (Gain) loss on sale of property, plant and equipment                           131                  (386)
  Accretion of discount on convertible notes                                     228                 1,625
  Deferred income taxes                                                            -                (1,500)
  Exchange (gain) loss                                                          (174)                  252
  Minority interest in income (loss) in subsidiary                               (73)                  533
  Others                                                                          19                    19
Changes in operating working capital:
  Accounts receivable                                                         (1,726)               (8,161)
  Amounts due from ST and ST affiliates                                          395                   243
  Inventories                                                                    402                  (617)
  Other receivables, prepaid expenses and other assets                        (3,718)                5,719
  Accounts payable, accrued operating expenses and
  other payables                                                               1,070                (1,906)
  Amounts due to ST and ST affiliates                                         (1,421)                  595
                                                                           ---------              --------
Net cash provided by (used in) operating activities                           (2,635)               18,697
                                                                           ---------              --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities                        1,399                 6,347
Purchases of marketable securities                                          (100,000)                    -
Purchases of property, plant and equipment                                   (21,344)              (26,951)
Proceeds from sale of property, plant and equipment                                -                   413
                                                                           ---------              --------
Net cash used in investing activities                                       (119,945)              (20,191)
                                                                           ---------              --------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                                       -                  (144)
Repayment of long-term debt                                                   (7,013)               (7,397)
Proceeds from issuance of convertible notes                                  195,032                     -
Proceeds from bank borrowings                                                  1,429                     -
Decrease in restricted cash                                                        -                   662
Capital lease payments                                                             -                (2,977)
Proceeds from issuance of shares                                                 218                    24
                                                                           ---------              --------
Net cash provided by (used in) financing activities                          189,666                (9,832)
                                                                           ---------              --------
Net increase (decrease) in cash and cash equivalents                          67,086               (11,326)
 Effect of exchange rate changes on cash and
 cash equivalents                                                                 (6)                 (234)
Cash and cash equivalents at beginning of the period                         115,214               167,661
                                                                           ---------              --------
Cash and cash equivalents at end of the period                             $ 182,294              $156,101
                                                                           =========              ========

                                                                         FOR THE THREE MONTHS ENDED MARCH 31,
                                                                         ------------------------------------
                                                                             2002                   2003
                                                                           ---------              --------
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                                                $     487              $  2,456
  Income taxes                                                            $     317              $     77

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain of the statements in this press release including statements regarding industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 31, 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :

Elaine Ang                                 Khor Hwee Eng
Manager, Investor Relations/               Senior Communications Executive
 Corporate Communications                  Tel: (65) 6824 1291,
Tel: (65)6824 1738,                        Fax: (65) 6822 7831
Fax: (65) 6822 8887                        email: khorhweeeng@stats.st.com.sg
email: angelaine@stats.st.com.sg


US CONTACTS :

Drew Davies                                Lisa Lavin
Director, Investor Relations               Marcom Manager
Tel: (408) 586 0608,                       Tel: (208) 939 3104,
Fax: (408) 586 0652                        Fax: (208) 939 4817
email: daviesd@statsus.com                 email: lavinl@statsus.com